NATURAL GAS SERVICE GROUP, INC.
                           2911 South County Road 1260
                              Midland, Texas 79706
                            Telephone: (432) 563-3974
                            Facsimile: (432) 563-5567

                                  July 21, 2005

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20549

Re:      REQUEST FOR ACCELERATION
         Registration Statement on Form S-3 filed on February 10, 2005, and amended on March, 24, 2005 and July 8, 2005
         SEC File Number: 333-122687

Ladies and Gentlemen:

         Natural Gas Services Group, Inc. (the "Company") respectfully requests that the Commission accelerate the effective date of the referenced Registration Statement so as to become effective at 12:00 p.m. Eastern Time on Monday, July 25, 2005, or as soon thereafter as practicable.

         The Company is aware of and accepts its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

         The Company hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
         o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in this matter.

                                                Very truly yours,

                                                NATURAL GAS SERVICES GROUP, INC.

                                                By: /s/ Stephen C. Taylor
                                                   -----------------------------
                                                   Stephen C. Taylor
                                                   Chief Executive Officer

c:       Jackson Kelly PLLC
         Lynch, Chappell & Alsup
         Hein & Associates LLP